Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 15, 2003

03032720

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 15, 2003 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

October 15, 2003

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Keiji Nakajima,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Electronics Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Sumisho Electronics Co., Ltd., has revised its projections on performance for the fiscal year ending March 31, 2004 (April 1, 2003 to March 31, 2004) announced on April 28, 2003.

The Company will not change its targets for the year ending March 31, 2004 announced on April 30, 2003.

Attachment:

Disclosed material of Sumisho Electronics Co., Ltd.

(This is an English translation of the Japanese original.)

October 14, 2003

Company Name: Sumisho Electronics Co., Ltd.
Yasuyuki Abe, President and CEO
JASDAQ Stock Exchange Code: 7556
Contact: Yoshio Fujimura, General Manager,
Finance and Accounting Division
Tel. +81-3-5217-5197

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2003 announced at the time of our disclosure of financial statements for FY2002 on April 28, 2003 as follows:

1. Revision of Projected Figures for the Performance of First Half of Fiscal Year Ending March 31, 2004

(1) Revision of Projected Figures (consolidated basis) for the Performance of First Half of Fiscal Year Ending March 31, 2004 (April 1, 2003 to September 30, 2003)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	27,600	-280	-200
Currently revised projections (B)	25,400	-275	84
Change (B-A)	-2,200	5	284
Rate of change (%)	-8%	2%	-
(For reference) Performance of previous term; the first half of fiscal year ended March 31, 2003	18,677	-523	-497

(2) Revision of Projected Figures (non-consolidated basis) for the Performance of First Half of Fiscal Year Ending March 31, 2004 (April 1, 2003 to September 30, 2003)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	25,200	-290	-210
Currently revised projections (B)	24,300	-217	-173
Change (B-A)	-900	73	37
Rate of change (%)	-4%	25%	18%
(For reference) Performance of previous term;	17,776	[illegible]	[illegible]

2. Revision of Projected Figures for Performance of Full Fiscal Year Ending March 31, 2004 (April 1, 2003 to March 31, 2004)

(1) Revision of Projected Figures (consolidated basis) for the Performance of Full Fiscal Year Ending March 31, 2004 (April 1, 2003 to March 31, 2004)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	65,472	1,520	770
Currently revised projections (B)	65,472	1,520	1,050
Change (B-A)	-	-	280
Rate of change (%)	-	-	36%
(For reference) Performance of previous term; the fiscal year ended March 31, 2003	48,768	282	335

(2) Revision of Projected Figures (non-consolidated basis) for the Performance of Full Fiscal Year Ending March 31, 2004 (April 1, 2003 to March 31, 2004)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	62,472	1,320	670
Currently revised projections (B)	62,472	1,320	700
Change (B-A)	-	-	30
Rate of change (%)	-	-	4%
(For reference) Performance of previous term; the fiscal year ended March 31, 2003	46,103	158	304

3. Reasons for Revision

a) Interim Period

Although the consolidated total trading transactions is likely to fall slightly below the original projection, it is expected to amount to 25.4 billion yen, a 36% increase from the previous year. Net income for the first half of FY2003 is projected to be 84 million yen against the original projection of 200 million yen losses. This revision is due to the reduction of selling, general and administrative expenses by improvement in operations ever since the merger in February 2003 and the other acquisition effects of Cross Beam Networks Company in August 2003, etc.

b) Full Fiscal Year

Net income for the full fiscal year is estimated to increase by almost the same amount as the increase in net income for the first half of FY2003, which includes the gain on sales of marketable securities and investments and other acquisition effects.

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